OMB APPROVAL

OMB Number: 3235-0123

UNITED STATES

09041831

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
Section

JUN 11 2009

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45054

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2008 (MM/DD/YY) AND ENDING MARCH 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INVESTORS CAPITAL CORPORATION, INC.

OFFICIAL USE ONLY
FIRM ID. NO.
30613

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 BROADWAY EAST LYNNFIELD MA 01940

(City) (state) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY B MURPHY, PRESIDENT 800-949-1422

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP

53 State Street BOSTON MA 02109

(Address) (City) (state) Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 40-17a-5(e)(2)*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I TIMOTHY B MURPHY swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVESTORS CAPITAL CORPORATION, INC. as of MARCH 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT CEO

Title

Notary Public

SUSAN L. RICHARD
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
January 28, 2016

This report** contains (check all applicable boxes):

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (6)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

INVESTORS CAPITAL

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)

FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2009 AND 2008

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
INVESTORS CAPITAL HOLDINGS, LTD.)
YEARS ENDED MARCH 31, 2009 AND 2008

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Investors Capital Corporation
(A Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd.)
Lynnfield, Massachusetts

We have audited the accompanying statements of financial condition of Investors Capital Corporation (a Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd. – "ICC" or the "Company"), as of March 31, 2009 and 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investors Capital Corporation as of March 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Boston, Massachusetts
June 8, 2009

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)
STATEMENTS OF FINANCIAL CONDITION
MARCH 31, 2009 AND 2008

	2009	2008
Assets		
Cash and cash equivalents	$ 5,697,732	$ 3,791,964
Deposit with clearing organization	175,000	175,000
Investments, treasury notes	-	997,861
Receivables:		
Brokers and clearing organizations	4,878,780	4,477,248
Employees and registered representatives, net of allowance	1,125,386	921,313
Other	1,017,461	68,889
Securities owned, at market value	85,436	181,335
Investments, cost	-	10,000
Note receivable	756,291	-
Property and equipment, net	950,620	1,275,191
Other assets	603,062	551,209
Income tax receivable	398	40,486
Deferred tax asset	784,418	335,237
Total assets	$ 16,074,584	$ 12,825,733
Liabilities and Stockholder's Equity		
Payables:		
Brokers and clearing organization	$ 2,855,530	$ 2,995,165
Other	1,672,000	606,984
Accrued liabilities	2,326,668	1,060,445
Deferred revenue	100,525	104,896
Securities sold, not yet purchased, at market value	7,056	141,359
Due to related parties, net	135,758	1,014,657
Note payable	785,844	702,492
Total liabilities	7,883,381	6,625,998
Commitments and contingencies (Note 10)		
Stockholder's equity:		
Common stock, no par value; 150,000 shares authorized, 1,000 shares issued and outstanding	5,801,757	3,979,700
Retained earnings	2,389,446	2,220,035
Total stockholder's equity	8,191,203	6,199,735
Total liabilities and stockholder's equity	$ 16,074,584	$ 12,825,733

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)
STATEMENTS OF OPERATIONS
YEARS ENDED MARCH 31, 2009 AND 2008

	2009	2008
Revenues:		
Commissions and fees	$ 69,491,386	$ 79,133,985
Advisory fees	11,351,093	10,682,447
Interest and dividend income	551,187	609,014
Other income	253,321	330,589
Total revenues	81,646,987	90,756,035
Expenses:		
Commissions	65,609,549	73,295,205
Compensation and benefits	7,524,930	8,349,125
Legal and professional fees	2,424,279	1,719,401
Advertising	1,287,180	1,475,141
Occupancy	1,032,914	1,159,139
Communications and information technology	1,009,751	1,006,111
Miscellaneous	793,601	806,293
Regulatory fees	378,156	410,877
Fines and penalties	250,000	-
Management fees - related party	181,803	2,465,571
Bad debt expense	174,150	-
Data processing	163,819	168,120
Interest expense	33,834	55,530
Total expenses	80,863,966	90,910,513
Income (loss) before income taxes	783,021	(154,478)
Income tax provision	613,610	170,399
Net income (loss)	$ 169,411	$ (324,877)

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED MARCH 31, 2009 AND 2008

	Common Stock No Par Value			
	Number of Shares	Carrying Amount	Retained Earnings	Total Stockholder's Equity
Balance, March 31, 2007	1,000	$ 3,729,700	$ 2,544,912	$ 6,274,612
Capital contribution	-	250,000	-	250,000
Net loss	-	-	(324,877)	(324,877)
Balance, March 31, 2008	1,000	3,979,700	2,220,035	6,199,735
Capital contributions	-	1,822,057	-	1,822,057
Net income	-	-	169,411	169,411
Balance, March 31, 2009	1,000	$ 5,801,757	$ 2,389,446	$ 8,191,203

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)
STATEMENTS OF CASH FLOWS
YEARS ENDED MARCH 31, 2009 AND 2008

	2009	2008
Cash flows from operating activities:		
Net income (loss)	$ 169,411	$ (324,877)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	386,625	380,805
Amortization of discount on treasury note	(2,139)	(5,154)
Loss on write-down of investment	10,000	150,000
Unrealized loss (gain)	3,481	(19,396)
Deferred taxes	(449,181)	334,773
Bad debt expense	174,150	-
Loss on disposal of property and equipment	62,048	-
Changes in assets and liabilities:		
Receivables	(1,728,327)	(481,860)
Securities, net	(41,885)	185,239
Other assets	(51,853)	(154,591)
Income tax receivable	40,088	(40,486)
Accrued liabilities	1,266,223	(784,169)
Deferred revenue	(4,371)	6,234
Payables	2,042,981	1,119,819
Due to related parties, net	(63,133)	457,032
Net cash provided by operating activities	1,814,118	823,369
Cash flows from investing activities:		
Proceeds from maturity of treasury note	1,000,000	746,135
Proceeds from sale of property and equipment	13,000	-
Acquisition of property and equipment	(137,102)	(264,143)
Net cash provided by investing activities	875,898	481,992
Cash flows from financing activities:		
Capital contributions	250,000	250,000
Payments on note payable	(1,034,248)	(1,161,052)
Net cash used in financing activities	(784,248)	(911,052)
Net increase in cash and cash equivalents	1,905,768	394,309
Cash and cash equivalents at beginning of year	3,791,964	3,397,655
Cash and cash equivalents at end of year	$ 5,697,732	$ 3,791,964
Supplemental Disclosures of Cash Flow Information:		
Cash paid for interest	$ 33,834	$ 55,530
Cash paid for taxes	$ 172,604	$ 1,295,825
Non-cash Investing Activity:		
Note receivable (Note 6)	$ 747,617	$ -
Non-cash Financing Activity:		
Insurance premiums (Note 11)	$ 1,117,600	$ 1,116,934
Capital contributions (Note 8)	$ 1,572,057	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS

Investors Capital Corporation (the "Company" or "ICC") began operations on July 6, 1992. The Company is a wholly-owned subsidiary of Investors Capital Holdings, Ltd. ("ICH" or the "Parent") which is publicly traded on the American Stock Exchange. The Company is dually registered under the Securities Exchange Act of 1934, the Investment Advisors Act of 1940 and applicable state law to provide broker/dealer and investment advisory services in all fifty states, the District of Columbia and Puerto Rico. ICC maintains a national network of independent financial representatives who are licensed to provide these services. These representatives are licensed to sell securities through the Company with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission (the "SEC") acting as the requisite federal and local regulatory agencies. The Company clears all of its business on a fully disclosed basis through a clearing broker. ICC, doing business as Investors Capital Advisors ("ICA"), is the Company's primary provider of investment advisory services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company recognizes revenue pursuant to the guidance provided by SEC Staff Accounting Bulletin ("SAB") 104, *"Revenue Recognition in Financial Statements."* The Company has established revenue recognition policies for each of its income items, including commissions earned from the sale of mutual funds and variable annuities, trading, advisory fees, administration fees on Errors and Omissions ("E&O") insurance and renewals, and marketing revenues on production and for regional and national events. A description of the revenue recognition process related to each category is presented below.

Commissions and Fees

MUTUAL FUNDS AND VARIABLE ANNUITIES: Revenue from the sale of mutual funds and variable annuities is recognized as of the date the check and application is accepted by the investment company.

TRADING: The Company earns commissions through stock purchases and sale transactions, mutual fund purchases, government and corporate bonds transactions, fee-based managed accounts, and ticket charges. The Company earns revenue in the form of 12b-1 fees and interest on account balances. The earnings process is substantially complete at trade date in accordance with the regulations of the SEC and the American Institute of Certified Public Accountants Audit and Accounting Guide: Brokers and Dealers in Securities.

The Company also receives credit adjustments for clearing charge adjustments that are netted against any clearing charges the Company may incur for the period. These adjustments are recognized as income in the period received, unless otherwise noted by the clearing firm.

Unrealized gains and losses are recorded at the time that the Company reconciles its trading positions with the market value. The unrealized gains or losses are adjusted to market until the position is settled or the trade is cancelled.

ADMINISTRATION FEES: Administration fees for services rendered to the Company's representatives respecting annual FINRA license renewals and E&O insurance are recognized as revenue upon registration of the representative with FINRA and listing of the registered representative with the E&O insurance carrier. The funds received from the registered representative are initially recorded as unearned revenue. The amounts, if any, collected in excess of the E & O insurance premium and/or fees due to FINRA are recognized as revenue. Fees collected to maintain books and records are deferred and recognized ratably throughout the year.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

Advisory Fees

ADVISORY FEES: The Company's managed accounts advisory fees are based on the amount of assets managed per agreement negotiated between our independent representatives and their clients. These revenues are recorded quarterly as and when billed based on the fair market value of assets managed throughout the quarter. Any portion remaining uncollected due to account adjustments after account rebalancing is charged against earnings at quarter end.

Other Income

MARKETING REVENUE: Revenue from marketing associated with product sales is recognized quarterly based on production levels. Marketing event revenues are recognized at the commencement of the event offset by its costs.

Securities Transactions

Securities transactions are reflected on a trade-date basis. The Company's security positions are valued at market with the resulting net unrealized gains and losses reflected in current operations.

Fair Values of Financial Instruments

The Company's financial assets and liabilities are reported in the statements of financial condition at market or fair value or at carrying amounts that approximate current fair value as the maturities on these financial instruments generally have short maturity periods. Financial instruments consist principally of cash and cash equivalents, securities, receivables, and payables.

Receivable from and Payable to Brokers and Clearing Organizations

The balances shown as receivable from and payable to brokers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided. Commissions receivables from one source were 31% and 20% of total receivables for the years ended March 31, 2009 and 2008, respectively.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business, as well as all short-term investments with an original maturity at the date of purchase of 90 days or less.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Accordingly, actual results could differ from those estimates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassification

Certain reclassifications have been made to the 2008 financial statements in order to conform to the 2009 presentation. These reclassifications had no effect on previously reported results of operations or retained earnings.

Accounts Receivable – Allowance for Doubtful Accounts

Our policies for determining whether a receivable is considered uncollectible are as follows:

Trade receivables - As prescribed by the SEC, trade receivables usually settle within three days. If a trade error results, the Company pursues remedies to collect on that trade error. The Company does not record a receivable resulting from a trade error that is in litigation or whose outcome is not reasonably determinable. In such a case, the Company applies any proceeds from settlements or insurance against any trade losses incurred.

Loans to representatives - Management performs periodic credit evaluations and provides an allowance based on its assessment of specifically identified unsecured receivables and other factors, including the representative's payment history. Once it is determined that it is both probable that a loan has been impaired and the amount of loss can reasonably be estimated, the portion of the loan balance estimated to be uncollectible is so classified and written off.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the related assets, over a period of five to seven years. Leasehold improvements are recorded at cost and are amortized over the shorter of the lease term or estimated useful life. Routine repairs and maintenance are expensed as incurred.

Income Taxes

The Company recognizes deferred tax liabilities and assets for expected future income tax consequences of events that have been recognized in the Company's financial statements. Deferred state income taxes result from temporary differences in reporting income for financial statement and income tax purposes.

The Company is included in the consolidated group for federal income tax and state excise tax returns filed by ICH. Federal income taxes and state excise taxes are filed at consolidated tax rates. Current and deferred taxes of the consolidated group are allocated to each member of the group as if it were a separate taxpayer.

Advertising Costs

The Company charges the costs of advertising to expense as incurred.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Options

As of October 1, 1997, the Parent's Board of Directors adopted the 1996 Incentive Stock Option Plan (The "1996 Plan"). The Company's key employees, directors, and the registered representatives are eligible to receive options under the 1996 Plan. The aggregate number of shares to be delivered under the Parent's 1996 Plan can not exceed 300,000 shares. Each grant of options, the number of options granted, and the vesting schedules of such options subject thereto were determined by the Parent's Board. The stock options outstanding are fully vested after two years from grant date, are exercisable for an additional three years after vesting, and are forfeited 30 days after termination. Options granted to registered representatives are reported on the Parent's financial statements.

The Parent adopted Statement of Financial Accounting Standard ("SFAS") No.123(R), *"Share-Based Payment"*, on April 1, 2006. The adoption of this statement did not have a material impact on the Parent's consolidated financial statements given that the Parent adopted the fair value recognition provisions of SFAS No. 123 effective September 28, 2002 using the modified prospective application transition method.

As of May 17, 2005, the Parent's Board of Directors adopted the 2005 Equity Incentive Plan (the "2005 Plan"). Under the 2005 Plan, the Company is authorized to award shares of ICH common stock and options to purchase shares of ICH common stock to employees, independent representatives, and others who have contributed to or are expected to contribute to the Company, its businesses, and prospects. Under the 2005 Plan, stock options and restricted stock customarily are granted by the Company in connection with initial employment or under various retention plans. The Company has not granted any options under the 2005 Plan and has no current plans to do so. Restricted shares of stock granted under the 2005 Plan typically vest over a three year period and unvested shares are forfeitable in the event of termination of the grantee's relationship with the Company, other than for death or disability. The compensation cost associated with restricted stock grants is recognized over the vesting period of the shares and is calculated as the market value of the shares on the date of grant. As of March 31, 2009, the Company had 466,479 restricted stock awards granted to employees, of which 418,461 are fully vested. As of March 31, 2008, the Company had 359,467 restricted stock awards granted to employees, of which 218,919 are fully vested.

Recently Issued Accounting Pronouncements

In May 2008, the Financial Accounting Standards Board ("FASB") issued statement No. 162, *"The Hierarchy of Generally Accepted Accounting Principles"*. This statement identifies the sources for generally accepted accounting principles ("GAAP") and lists the categories in descending order. An entity should follow the highest category of GAAP applicable for each of its accounting transactions. The adoption of statement No. 162 will not have a material effect on the Company's financial statements.

NOTE 3 – MARKETABLE SECURITIES

The Company classifies their short-term investments as trading, available-for-sale, or held-to-maturity. The Company's marketable securities consist of fixed income instruments, equity securities, and mutual funds and have been classified by management as trading. Accordingly, realized and unrealized gains and losses at year-end are included in the earnings of the Company. The fair market value of these securities was determined based on quoted market prices.

NOTE 3 – MARKETABLE SECURITIES (Continued)

Investments, Treasury Bonds

At March 31, 2008, the Company had investments in U.S. Treasury Notes at a face value of $1,000,000, being held to maturity. These notes matured during the year ended March 31, 2009.

Other Investments

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold, unless registration has been affected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. The Company recorded its private equity holdings at cost. During the years ended 2009 and 2008, the Company became aware of factors that indicated a decrease in the value of two of their private equity investments which was considered to be other than temporary. The Company reduced the value of the investments to $0 and recognized a loss in 2009 and 2008 of $10,000 and $150,000, respectively.

The Company conducts its principal trading through several designated trading accounts. Of these accounts, some are used to facilitate fixed income trading for representatives and may carry positions overnight. These securities are normally held in the account no longer than 30 days and are recorded at market value. During the comparative years ended March 31, 2009 and 2008, the Company had recorded an unrealized loss of $3,481 and unrealized gain of $19,396, respectively, resulting from held positions.

NOTE 4 – SECURITIES - AT MARKET VALUE

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices.

As of March 31, 2009 and 2008, the Company's proprietary trading and investment accounts consisted of the following securities:

	March 31, 2009		March 31, 2008	
	Sold, But Not Yet Purchased	Owned	Sold, But Not Yet Purchased	Owned
Corporate equity	$ -	$ 14,666	$ 117,662	$ 26,480
Corporate bonds	-	62,609	23,697	19,912
Municipal bonds	-	3,980	-	30,908
Mortgage backed securities	-	4,123	-	-
Mutual funds	-	58	-	43,312
Certificate of deposit	7,056	-	-	22,024
Treasury bonds	-	-	-	38,699
	$ 7,056	$ 85,436	$ 141,359	$ 181,335

NOTE 5 – LOANS TO REGISTERED REPRESENTATIVES

ICC has granted loans to certain registered representatives with the stipulation that the loans will be forgiven if the representatives remain licensed with the Company for an agreed upon period of time, generally one to five years, and/or meet specified performance goals. Upon forgiveness, the loans are charged to commission expense for financial reporting purposes. Loans charged to commission expense totaled $32,250 and $0 for the fiscal years ended March 31, 2009 and 2008, respectively.

Some loans to registered representatives are not subject to a forgiveness contingency. These loans, as well as loans that have failed the forgiveness contingency, are repaid to the Company by deducting a portion of the representatives' commission payouts throughout the commission cycle until the loans are repaid. Interest charged on these loans to representatives range from 3% to 11.25% annually. Loans to registered representatives included in receivables from employees and registered representatives are as follows at March 31:

	2009	2008
Forgivable loans	$ 396,632	$ 475,488
Other loans	567,576	339,547
Less: allowance	(97,279)	-
Total loans	$ 866,929	$ 815,035

NOTE 6 - NOTE RECEIVABLE

On October 24, 2005, the Company's affiliate, Eastern Point Advisors Inc. ("EPA"), entered into a definitive agreement (the "Transition Agreement") with Dividend Growth Advisors, LLC ("DGA"). EPA's Board of Directors voted on May 2, 2008 to affect its dissolution, effective on or before June 3, 2008. Amounts EPA owed to ICC were settled through the assumption by ICC of EPA's note receivable from DGA as of June 30, 2008.

The note provides for a principal amount of $747,617, quarterly payments of interest accruing thereon at a 5.5% annual rate, and a full payment on or before October 31, 2010. Prepayments are permitted without penalty. The interest accrued on this note was $8,674 at March 31, 2009.

NOTE 7 – PROPERTY AND EQUIPMENT

The components of property and equipment are as follows at March 31:

	2009	2008
Equipment	$ 1,659,294	$ 1,627,578
Furniture and fixtures	397,444	412,956
Auto	-	25,831
Leasehold improvements	644,833	628,992
	2,701,571	2,695,357
Accumulated depreciation and amortization	(1,750,951)	(1,420,166)
	$ 950,620	$ 1,275,191

Depreciation expense was $386,625 and $380,805 for the years ended March 31, 2009 and 2008, respectively.

NOTE 8 – RELATED PARTY TRANSACTIONS

Prior to March 2008, 100 percent of specifically direct overhead and operating expenses were allocated from the Parent to ICC. In March 2008, ICC formalized its practice of paying periodic management fees to its Parent with an Expense Sharing Agreement (the "Agreement"). The Agreement provides that ICC will pay specific overhead and operating expenses of the Parent, to the extent that ICC continues to comply with the SEC's Net Capital requirements. In September 2008, management instituted a new Agreement whereby the shared operating and overhead expenses are allocated based on various considerations intended to match the shared expenses with the benefit derived.

The Company incurred expenses as outlined in the Agreement related to ICH in the form of management fees for the years ended March 31, 2009 and 2008 of $181,803 and $2,465,471, respectively. At March 31, 2009 and 2008, the Company owed $38,821 and $1,736,256, respectively, to ICH. In 2009, a portion of the amounts owed to ICH at March 31, 2008 were recorded as capital contributions.

Effective December 2007, the Parent established the Investors Capital Holdings, Ltd. Deferred Compensation Plan (the "Plan"), as well as a Rabbi Trust Agreement for this Plan, for which the Company is the sponsor. The unfunded Plan enables eligible ICC's representatives to elect to defer a portion of earned commissions, as defined by the Plan. ICC remits deferrals to the Parent. The total amount of deferred compensation was $444,338 and $331,201, which is included in Commissions expense on the Statements of Operations for the years ended March 31, 2009 and 2008, respectively.

Previously, the Company processed commissions on behalf of EPA, a related entity. On May 5, 2008, in connection with its dissolution as described in Note 6, EPA withdrew its Investment Advisor registration with the SEC and, as a result, there were no commissions generated by EPA for the year ended March 31, 2009. For the year ended March 31, 2008, commissions processed by ICC on behalf of EPA were $93,098. These amounts were recorded in due to related parties, net on the Statements of Financial Condition. At March 31, 2008, the Company was owed $721,599 from EPA. As referred to in Note 6, amounts due to ICC were settled with its assumption of EPA's note receivable from DGA as of June 30, 2008.

The Company leases office space from Investors Realty, LLC, the owner of which is the principal stockholder of ICH. Rent expense for these leases, including condo fees, amounted to $377,517 and $377,193 for the years ending March 31, 2009 and 2008, respectively, and is included in occupancy costs on the Statements of Operations.

The Company also acquires services from Investors Marketing Services, Inc., an owner of which is a principal stockholder of ICH. These services are primarily for the production of marketing kits which ICC uses for business development. The total costs for the years ended March 31, 2009 and 2008 were $0 and $20,754, respectively.

The Company engages in transactions with a related party, IMS Insurance Agency, Inc. ("IMS Insurance"), an owner of which is a principal stockholder of ICH, in connection with the promotion and servicing of fixed insurance products produced by the Company's independent representatives. Payments made by the Company to IMS Insurance, when netted with payments received by the Company from IMS Insurance, were immaterial for the years ended March 31, 2009 and 2008.

Essex Securities, LLC's owner is the spouse of the Parent's principal shareholder. The Company bills this related party a ticket charge for executing its trades and being the introducing broker. Amounts billed for the years ended March 31, 2009 and 2008 were immaterial.

NOTE 9 – INCOME TAXES

The Company has recorded a provision for federal and state income taxes, based on its taxable income, as well as a deferred provision for federal and state taxes as a result of a deferred tax asset that is generated from the tax effect of timing differences. Any losses of the Company are used in the consolidated tax returns of ICH. The components of the provision for income taxes are as follows:

	2009		2008	
	Current	Deferred	Current	Deferred
Federal	$ 842,496	(385,702)	$ (172,669)	$ 302,352
State	220,295	(63,479)	746	39,970
	$ 1,062,791	$ (449,181)	$ (171,923)	$ 342,322

The net deferred tax assets include the following at March 31:

	2009	2008
Accruals and reserves	$ 463,133	$ 53,760
Deferred compensation	185,594	133,375
Charitable contributions	81,569	26,436
Depreciation	48,831	82,580
Net operating losses	5,291	39,086
Deferred tax asset	$ 784,418	$ 335,237

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases its primary office space in Lynnfield, Massachusetts from a related party (see Note 8). The lease expired on March 31, 2007 and was extended for a five year term. The Company continues to lease office space for investment centers located in Topsfield, MA and Coral Gables, FL. The leases expire in March 2012 and November 2011, respectively. The Company has entered into various operating leases for office equipment and furniture.

The total minimum rental due in future periods under these existing agreements as of March 31, 2009 are as follows:

2010	$ 407,176
2011	368,199
2012	350,532
2013	24,000
2014	24,000
Thereafter	48,000
Total	$ 1,221,907

NOTE 10 – COMMITMENTS AND CONTINGENCIES (Continued)

Operating Leases (Continued)

Rent expense under the operating leases was $459,931 and $505,373 for the years ended March 31, 2009 and 2008, respectively, and is included in occupancy costs in the Statement of Operations.

While management has no plans to cancel, the Company is contractually obligated in the short-term for approximately $387,000 of costs associated with hosting national events at various hotels that are expected to be paid in the year ended March 31, 2010.

Litigation and Claims

The Company is involved in various judicial, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its business. At March 31, 2009, the Company was the defendant or co-defendant in various lawsuits. Management believes, based on currently available information, that the results of such proceedings in the aggregate will not have a material, adverse effect on the Company's financial condition. The Company has E&O insurance to protect itself from potential damages and/or legal costs associated with the majority of the aforementioned lawsuits. The maximum exposure in any one case with coverage was $75,000 per the Company's E&O policy through December 30, 2008. Effective December 31, 2008, the maximum exposure in any one case with coverage was increased to $100,000 per the Company's E&O policy.

In accordance with FASB Statement No. 5, "*Accounting for Contingencies*", the Company had accrued expenses of approximately $2,267,000 and $1,104,000 for the years ended March 31, 2009 and 2008, respectively, related to legal fees and estimated probable settlement costs relating to the Company's defense in various lawsuits.

Additionally, amounts due from the Company's financial institution bond are approximately $956,000 and are included in other receivables in the Statement of Financial Condition. On May 22, 2009, a regulatory matter related to this claim was settled in principle. The Company agreed to pay a $250,000 administrative fine to the Commonwealth of Massachusetts with $100,000 due within five days of execution of a consent agreement and $150,000 due three months after execution of the consent agreement.

NOTE 11 – NOTES PAYABLE

At March 31, 2009 and 2008, notes payable consisted of debt to finance insurance premiums on behalf of its representatives. These notes are referenced in the table below:

March 31,	Lender	Principal	Interest Rate	Maturity Date
2009	First Insurance Fund, Corp	$ 785,844	3.75%	October 31, 2009
2008	First Insurance Fund, Corp	$ 702,492	5.11%	September 30, 2008

For comparative years ended March 31, 2009 and 2008, there was no long term debt outstanding.

NOTE 12 – 401(K) PLAN

The Company participates in a 401(k) retirement plan (the "Plan") sponsored by ICH. The Plan covers substantially all employees who have met employment guidelines. Employer contributions made to the Plan for the years ended March 31, 2009 and 2008 were $183,507 and $247,780, respectively.

NOTE 13 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The financial instruments of the Company are reported in the Statement of Financial Condition at market or fair values or at carrying amounts that approximate fair values because of the short-term maturity of the instruments.

On April 1, 2008, the Company adopted the provisions of SFAS No. 157, *"Fair Value Measurements"* ("SFAS 157"), for certain financial assets and financial liabilities that are measured at fair value on a recurring basis. SFAS 157 provides a consistent definition of fair value, with a focus on exit price from the perspective of a market participant.

The Company determines fair value of investments based upon quoted prices when available or through the use of alternative approaches when market quotes are not readily accessible or available.

Valuation techniques for fair value are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's best estimate, considering all relevant information. These valuation techniques involve some level of management estimation and judgment. The valuation process to determine fair value also includes making appropriate adjustments to the valuation model outputs to consider risk factors.

The fair value hierarchy of the Company's inputs used in the determination of fair value for assets and liabilities during the current period consists of three levels. Level 1 inputs are comprised of unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. Level 2 inputs include quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 3 inputs incorporate the Company's own best estimate of what market participants would use in pricing the asset or liability at the measurement date where consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

If inputs used to measure an asset or liability fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the asset or liability.

The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The following table presents the investments carried on the Statement of Financial Condition by level within the valuation hierarchy as of March 31, 2009:

NOTE 13 - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

		Fair Value Measurements at Reporting Date Using		
Description	Total Fair Value of Asset or Liability	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Cash surrender value of life insurance policies[1]	$ 24,951	$ 24,951	$ -	$ -
Securities owned, at market value	85,436	85,436	-	-
Total assets	$ 110,387	$ 110,387	$ -	$ -
Securities sold, not yet purchased, at market value	$ 7,056	$ 7,056		
Total liabilities	$ 7,056	$ 7,056		

[1] Included in Other assets in the statement of financial condition

The following table presents the investments carried on the statement of financial condition by level within the valuation hierarchy as of March 31, 2008:

		Fair Value Measurements at Reporting Date Using		
Description	Total Fair Value of Asset or Liability	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Cash surrender value of life insurance policies[1]	$ 29,867	$ 29,867	$ -	$ -
Investment - Certificate of Deposit	250,000	250,000	-	-
Investments - treasury	997,861	997,861	-	-
Private equity investments, at cost	10,000	-	-	10,000
Securities owned, at market value	181,335	181,335	-	-
Total assets	$ 1,469,063	$ 1,459,063	$ -	$ 10,000
Securities sold, not yet purchased, at market value	$ 141,359	$ 141,359		
Total liabilities	$ 141,359	$ 141,359		

[1] Included in Other assets in the statement of financial condition

NOTE 14 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include the general public. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Securities sold, but not yet purchased represent obligations of the Company to purchase the securities in the market at the prevailing prices to the extent that the Company does not already have the securities in possession. Accordingly, these transactions result in off-balance sheet risk when the Company's satisfaction of the obligations exceeds the amount recognized in the Statement of Financial Condition. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

NOTE 14 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK (Continued)

At March 31, 2009 and 2008, the carrying amount of the Company's cash and cash equivalents was $5,697,732 and $3,791,964, respectively, of which $2,866,176 and $2,654,951, respectively, was covered by the Depositors Insurance Fund of Massachusetts and $250,000 and $100,000, respectively, was covered by the Federal Deposit Trust Corporation ("FDIC"). The Company's cash and cash equivalents as of March 31, 2009 and 2008 includes $2,494,173 and $1,047,764, respectively, at its clearing broker-dealer of which $500,000 was fully insured by the Securities Investor Protection Corporation ("SIPC").

NOTE 15 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of March 31, 2009 and 2008, the Company had net capital of $1,938,579 and $1,284,793, respectively, which was sufficient to meet the required net capital of $529,305 and $488,236, respectively. The Company's ratio of aggregate indebtedness to net capital was 4.1 to 1 and 5.7 to 1 at March 31, 2009 and 2008, respectively.

At March 31, 2009, there were differences between the audited net capital computation and the computation prepared by the Company (see Schedule I).

NOTE 16 – FORM X-17A-5

A copy of the Company's most recent annual audit report (March 31, 2009) is available for examination at the principal office of the Company and at the regional office of the SEC.

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors and Stockholder of
Investors Capital Corporation
(A Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd.)
Lynnfield, Massachusetts

In planning and performing our audit of the financial statements of Investors Capital Corporation (a Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd. – "ICC" or the "Company"), as of and for the year ended March 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was limited for the purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Boston, Massachusetts
June 8, 2009

INVESTORS CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
MARCH 31, 2009

SCHEDULE I

		Audited Net Capital
Total stockholder's equity		$ 8,191,203
Less: non-allowable assets from the Statement of Financial Condition		5,870,943
Net capital before haircuts on securities		2,320,260
Less: haircuts on securities		106,681
Other deductions		275,000
Net capital		1,938,579
Minimum net capital requirement:		
1/15 x aggregate indebtedness	$ 529,305	
or minimum dollar net capital requirement	100,000	529,305
Excess net capital		$ 1,409,274
Aggregate indebtedness		$ 7,939,575
Percentage of aggregate indebtedness to net capital		410%

There were material reconciling items per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the net capital under Rule 15(c)(3)-1, as follows:

Previously reported net capital	$ 2,362,602
Adjustments:	
Accrual adjustments	(351,266)
Fidelity bond adjustment	63,000
Intercompany adjustment	(135,757)
Audited net capital, per above	$ 1,938,579

INVESTORS CAPITAL CORPORATION
COMPUTATION OF RESERVE REQUIREMENT PURSUANT TO SEC RULE 15c3-3
MARCH 31, 2009

SCHEDULE II

The Company is exempt from the reserve requirements pursuant to Rule 15c3-3 under paragraph (k) (2) (ii).